SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bitdeer Technologies Group

(Name of Issuer)

Class A ordinary shares, par value $0.0000001 per share
(Title of Class of Securities)

G11448100
(CUSIP Number)

April 13, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Golden Navigate Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,214,395 class A ordinary shares (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,214,395 class A ordinary shares (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,214,395 class A ordinary shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.2% of class A ordinary shares (8.7% of ordinary shares) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents 10,214,395 class A ordinary shares, par value US$0.0000001 per share, directly held by Golden Navigate Investments Limited (“Golden Navigate”). Golden Navigate is a British Virgin Islands company wholly owned by Blessing Surplus Limited, a company incorporated in the British Virgin Islands, which is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee (the “Trustee”) of The Zizai Trust, a Hong Kong reserved powers trust (the “Trust”). Mr. Yishuo Hu is the settlor of the Trust and Mr. Hu and his family members are the beneficiaries of the Trust. Under the terms of the Trust, Mr. Hu has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Golden Navigate in the Issuer.

(2)	Calculation is based on a total of 111,288,605 ordinary shares of the Issuer outstanding as of April 13, 2023, including 62,888,683 class A ordinary shares and 48,399,922 class V ordinary shares.

2

1	NAMES OF REPORTING PERSONS
Yishuo Hu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Chinese

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,214,395 class A ordinary shares (3)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,214,395 class A ordinary shares (3)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,214,395 class A ordinary shares (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.2% of class A ordinary shares (8.7% of ordinary shares) (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(3)
Represents 10,214,395 class A ordinary shares, par value US$0.0000001 per share, directly held by Golden Navigate Investments Limited (“Golden Navigate”). Golden Navigate is a British Virgin Islands company wholly owned by Blessing Surplus Limited, a company incorporated in the British Virgin Islands, which is wholly owned and managed by VISTRA Trust (Hong Kong) Limited as trustee (the “Trustee”) of The Zizai Trust, a Hong Kong reserved powers trust (the “Trust”). Mr. Yishuo Hu is the settlor of the Trust and Mr. Hu and his family members are the beneficiaries of the Trust. Under the terms of the Trust, Mr. Hu has the power to direct the Trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Golden Navigate in the Issuer.

(4)	Calculation is based on a total of 111,288,605 ordinary shares of the Issuer outstanding as of April 13, 2023, including 62,888,683 class A ordinary shares and 48,399,922 class V ordinary shares.

3

Item 1(a).	Name of Issuer: Bitdeer Technologies Group (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 08 Kallang Avenue Aperia tower 1, #09-03/04 Singapore 339509
Item 2(a).	Name of Person Filing: (i) Golden Navigate Investments Limited, and (ii) Yishuo Hu (collectively, the “Reporting Persons”).
Item 2(b).
Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

(i) Golden Navigate Investments Limited:
Vistra Corporate Services Centre, Wickhams Cay II
Road Town, Tortola, VG1110
British Virgin Islands

(ii) Yishuo Hu:
9-3202, No. 177 Hongxing Road
Baoshan Road Street, Jing’an District
Shanghai, China

Item 2(c)	Citizenship: Golden Navigate Investments Limited – British Virgin Islands Yishuo Hu – Chinese
Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value US$0.0000001 per share
Item 2(e).	CUSIP Number: G11448100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable
Item 4.	Ownership:

Reporting Person	Amount of shares beneficially owned:	Percent of class A ordinary shares(1):	Percent of ordinary shares(1):	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Golden Navigate Investments Limited	10,214,395	16.2%	8.7%	1.8%	10,214,395	0	10,214,395	0
Yishuo Hu	10,214,395	16.2%	8.7%	1.8%	10,214,395	0	10,214,395	0

(1)
The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 111,288,605 ordinary shares of the Issuer outstanding as of April 13, 2023, including 62,888,683 class A ordinary shares and 48,399,922 class V ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person: Not applicable
Item 8.	Identification and Classification of Members of the Group: See Item 2(a) in lieu of an exhibit.
Item 9.	Notice of Dissolution of Group: Not applicable
Item 10.	Certifications: Not applicable

4

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2023

Golden Navigate Investments Limited

By:	/s/ Yishuo Hu
Name:	Yishuo Hu
Title:	Director

Yishuo Hu

/s/ Yishuo Hu